

October 24, 2013

Via E-mail
Brett Cormier
Chief Financial Officer
Assured Pharmacy, Inc.
5600 Tennyson Parkway, Suite 390
Plano, Texas 75024

> **Re:** **Assured Pharmacy, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 15, 2013**
> **File No. 001-35735**

Dear Ms. Cormier:

We have limited our review of your filing to the issues addressed in the following comments.

Please respond to this letter by amending your filing and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Approval of Increase in Authorized Number of Shares, page 6

1. We note that you have proposed an amendment to your articles of incorporation to increase the number of authorized common stock available for issuance from 35,000,000 to 100,000,000 shares. Please disclose whether you currently have, or do not have, any plans with respect to this potential increased number of authorized shares available for issuance. If such plans exist, please disclose all material information relating to the issuance of such shares.

Approval and Designation of "Series D Preferred Stock," page 7

2. We note that you have proposed to create and designate a class of Preferred Stock called the "Series D Preferred Stock," consisting of 15,000 shares of stock. Please disclose whether you currently have, or do not have, any plans with respect to this proposed designation of shares. If such plans exist, please disclose all material information relating to the issuance of such shares.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Matthew Jones at (202) 551-3786, Bryan Pitko at (202) 551-3203, or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Bryan J. Pitko for

Jeffrey P. Riedler
Assistant Director